SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

November 3, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon M. Ross,
Corporate Secretary

Encl.

United States Sec Filing
November 3, 2003

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Sultan Minerals Commences Drilling at Kena – dated October 3, 2003

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

October 3, 2003

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMMENCES DRILLING AT KENA

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to announce that a 1500 metre diamond-drill program has commenced on its Kena Property located in the Kootenay District of British Columbia. Westgate Diamond Drilling of Salmo, BC has been contracted for the drilling. The drill program will focus on expanding gold mineralization along the recently identified gold bearing structural corridor on Gold Mountain and on the historic Kena Gold Zone.

The Kena Gold Zone was initially recognized in 1888 when G.M. Dawson of the Geological Survey of Canada described it as a large but low-grade gold zone with practically unlimited tonnage potential. In the 1980's the zone was investigated with 40 diamond drill holes put in by several companies in search of high-grade mineralization. Much of this drill core has been re-sampled by Sultan and assay values confirm a widespread zone of gold mineralization (see News Release dated September 29, 2000). An in-house modeling program has identified 14 locations within the Kena Gold Zone that require additional drilling of short holes prior to having an independent qualified person begin resource calculations.

The planned program also calls for the completion of six diamond drill holes along the structural corridor identified by an airborne geophysical survey in late 2002. The recently completed trenching and mapping programs have located the structure believed responsible for the gold mineralization along this corridor. The planned drill holes are designed to expand and test the strike and depth continuity of high-grade gold mineralization identified by previous drilling in 4 locations along this corridor (see News Release dated June 18, 2003).

Drilling of the Kena Gold Zone is now underway and is expected to be completed in about 4 weeks.

Arthur G. Troup, P.Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com